EXHIBIT 99.1

Endeavour Silver Continues to Intersect High-Grade Silver-Gold Mineralization and Extend the El Curso Orebody Along Strike and at Depth at its Guanacevi Mine

VANCOUVER, British Columbia, April 13, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) is pleased to report continued high-grade drill results from its ongoing exploration program at the Guanacevi Mine in Durango State, Mexico.

The Company continues to drill the El Curso property, which covers the prolific Santa Cruz vein between Endeavour’s previously mined Porvenir Cuatro orebody and the Milache orebody currently being mined.

The Company recently amended its lease agreement relating to the El Curso property with Ocampo Mining SA de CV, a subsidiary of Grupo Frisco, to include rights to an additional 145 hectares of adjacent concessions covering the area between Porvenir Cuatro and Milache that connects the currently defined resources and workings. The drill results announced today are inclusive of these adjacent areas.

From early December 2021 through to mid-March 2022, 2,842 metres in 16 holes were drilled at Guanacevi from underground.

Highlights from Recent Drill Results

  5.83 gpt Au and 1,278 gpt Ag for 2,534 gpt AgEq over a 7.5 m ETW, including 56.50 gpt Au and 22,562gpt Ag for 27,082 gpt AgEq over 0.47 m (UCM-93), extending the SCV orebody along strike
  1.89 gpt Au and 975 gpt Ag for 1,126 gpt AgEq over a 7.6 m ETW, including 3.93 gpt Au and 3,690 gpt Ag for 4,004 gpt AgEq over 0.53 m (UCM-94), extending the SCV orebody along strike

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold.

Dan Dickson, CEO, commented, “Guanacevi delivered exceptional exploration results in each of the past two years, and we expect this track record to continue. The drill results announced today are amongst some of the highest-grade intercepts we have seen at Guanacevi to date.”

Guanacevi – Santa Cruz (view SVC long section)

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-85	Santa Cruz	126.20	2.09	0.92	296	370
	Including	127.65	0.57	1.19	366	461
UCM-86	Santa Cruz	130.40	4.22	0.93	428	503
	Including	131.25	0.40	4.11	2,110	2,439
UCM-88	Santa Cruz	156.85	1.11	0.05	116	121
	Including	157.60	0.32	0.07	137	143
UCM-89	Santa Cruz	81.80	1.13	0.64	272	323
	Including	81.80	0.59	0.55	321	365
UCM-90	Santa Cruz	68.35	7.26	0.84	324	391
	Including	70.85	0.88	2.83	979	1,205
UCM-91	Santa Cruz	113.00	7.23	0.63	323	373
	Including	115.30	0.46	2.64	1,225	1,436
UCM-92	Santa Cruz	156.65	1.34	1.30	498	602
	Including	157.40	0.33	1.89	791	942
	HW Santa Cruz	162.40	4.18	2.63	857	1,067
	Including	164.35	0.33	13.85	7,260	8,368
UCM-93	Santa Cruz	90.45	7.46	5.83	2,067	2,534
	Including	95.60	0.47	56.50	22,562	27,082
UCM-94	Santa Cruz	101.60	7.57	1.89	975	1,126
	Including	103.60	0.53	3.93	3,690	4,004
UCM-95	Santa Cruz	151.55	6.26	0.60	354	402
	Including	162.55	0.21	3.24	3,320	3,579
	HW Santa Cruz	172.40	1.65	3.67	288	582
	Including	173.20	0.39	6.56	206	731
UCM-96	Santa Cruz	133.60	1.80	1.33	814	921
	Including	136.45	0.38	4.21	2,510	2,847
UCM-97	Santa Cruz	139.10	13.12	0.74	214	273
	Including	145.70	0.42	0.82	767	832
UCM-98	Santa Cruz	150.15	7.99	1.52	262	383
	Including	152.20	0.35	2.14	863	1,034
UCM-99	Santa Cruz	185.30	1.72	0.58	262	308
	Including	185.30	0.33	0.77	433	494
UCM-100	Santa Cruz	194.45	1.87	2.36	807	995
	Including	196.20	0.50	3.22	1,235	1,493
	HW Santa Cruz	217.50	0.85	0.75	193	253
	Including	217.50	0.42	0.57	239	284

Note: Drill hole 87 returned no significant results

Silver equivalents are calculated at a ratio of 80:1 silver:gold. All widths are estimated true widths.

Qualified Person and QA/QC – Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits,

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.